UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of July 2018

Commission File Number 000-28584

Check Point Software Technologies Ltd.
(Translation of Registrant’s name into English)

5 Ha’solelim Street
 Tel Aviv, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
5 Ha’solelim Street
Tel Aviv, Israel

PROXY STATEMENT
______________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on August 20, 2018

We invite you to attend the Annual General Meeting of Shareholders of Check Point Software Technologies Ltd. (“Check Point”).   The meeting will be held on August 20, 2018 at 5:00 P.M. (Israel time), at Check Point’s principal executive offices at 5 Ha’solelim Street, Tel Aviv, Israel 6789705.

We are sending you this Proxy Statement because you hold Check Point ordinary shares.  Our board of directors is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the meeting or at any adjournment of the meeting.

Agenda Items

The following matters are on the agenda for the meeting:

(1)	to elect six directors – the one-year terms of our six current directors who are not outside directors will expire at the meeting, and we are proposing to reelect these six directors;

(2)	to elect two outside directors – the three-year terms of two of our outside directors will expire at the meeting, and we are proposing to reelect these two outside directors;

(3)
to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for 2018 – Israeli law requires that we ask you, on an annual basis, to approve our auditors; when this proposal is raised, you will also be invited to discuss our 2017 consolidated financial statements; and

(4)	as required by Israeli law, to approve the compensation for our Chief Executive Officer.

How You Can Vote

You can vote your shares by attending the meeting or by completing and signing a proxy card.  Attached is the proxy card for the meeting that is being solicited by our board of directors.  Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the meeting.  We will not be able to count a proxy card unless we receive it at our principal executive offices at 5 Ha’solelim Street, Tel Aviv, Israel, or our registrar and transfer agent receives it in the enclosed envelope, by August 20, 2018 at 6:59 A.M. Israel time, which is August 19, 2018 at 11:59 P.M. Eastern daylight time.  By signing and returning the proxy card you are confirming that you are not a “controlling shareholder” and do not have a “personal interest” in any proposed resolution, unless you specifically note on the proxy card that you are a “controlling shareholder” or have a “personal interest” with respect to a specific resolution.

Who Can Vote

You are entitled to notice of the meeting and to vote at the meeting if you were a shareholder of record at the close of business on July 16, 2018, or the “Record Date.”  You are also entitled to notice of the meeting and to vote at the meeting if you held our ordinary shares through a bank, broker or other nominee that was one of our shareholders of record at the close of business on the Record Date or that appeared in the participant listing of a securities depository on that date.  We are mailing copies of this Proxy Statement and the proxy cards to our shareholders of record on the Record Date on or about July 16, 2018, and we will solicit proxies primarily by mail and email.  The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors and employees, but they will not receive additional compensation for these services.  We will bear the cost of external solicitors and of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of banks, brokerage firms and others for forwarding material to beneficial owners of our ordinary shares.

Quorum and Required Vote

On July 1, 2018, we had outstanding 156,213,674 ordinary shares.  Each ordinary share is entitled to one vote upon each of the matters to be presented at the meeting.  Under our Articles of Association, the meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold shares representing more than 50% of our voting power.  This is known as a quorum.  If a quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman of our board of directors with the consent of the majority of the voting power represented at the meeting in person or by proxy and voting on the adjournment.  Any two shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent.  Under Israeli law, broker non-votes and abstentions will be counted toward the required quorum, but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals to be presented at the meeting).

If a shareholder holds ordinary shares through a bank or broker it is critical for that holder to cast a vote if that holder wants it to count.  Please note that a shareholder’s bank or broker can no longer vote uninstructed shares in the election of directors on a discretionary basis.  Thus, if a shareholder holds ordinary shares through a bank or broker and does not instruct the bank or broker how to vote, no votes will be cast on that shareholder’s behalf except with respect to Item 3 below.  The shareholder’s bank or broker will, however, continue to have discretion to vote any uninstructed shares on the ratification of the appointment and compensation of Check Point’s independent registered public accounting firm (Item 3 of this Proxy Statement).

Our board of directors unanimously recommends that you vote “FOR” all proposals under Items 1 through 4 below.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT; EXECUTIVE COMPENSATION

The following table shows information as of July 1, 2018 for (i) each person who, to our knowledge, beneficially owns more than 5% of our outstanding ordinary shares, and (ii) our executive officers and directors as a group.  The information in the table below is based on 156,213,674 ordinary shares outstanding as of July 1, 2018.

Name	Number of shares beneficially owned (1)	% of class of shares (2)	Number of options/RSUs (3)	Exercise prices of options	Dates of expiration of options
Gil Shwed (4)	30,908,943	19.1%	5,945,000	$49.50 - $114.95	06/06/2019 – 06/06/2024
Massachusetts Financial Services Company (5)	11,989,070	7.7%	-	-	-
All directors and officers as a group (12 persons including Mr. Shwed)(4)	38,951,043	23.8%	7,660,456	$49.50 - $114.95	05/07/2019 – 06/06/2024
_______________________

(1)
The number of ordinary shares shown includes shares that each shareholder has the right to acquire pursuant to stock options that are presently exercisable or exercisable within 60 days after July 1, 2018, 2018 and restricted share units that vest within 60 days after July 1, 2018.

(2)
If a shareholder has the right to acquire shares by exercising stock options or the vesting of restricted share units, these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator) but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)	Number of shares subject to options that were immediately exercisable or are exercisable within 60 days from July 1, 2018, and restricted share units that vest within 60 days after July 1, 2018.

(4)
The address for Mr. Shwed is c/o Check Point Software Technologies Ltd., 5 Ha’solelim St., Tel Aviv, Israel.  Except as may be provided by applicable community property laws, Mr. Shwed has sole voting and investment power with respect to his ordinary shares.

(5)
As of December 31, 2017, based on information contained in a Schedule 13G/A filed by Massachusetts Financial Services Company with the Securities and Exchange Commission on February 9, 2018. The address for Massachusetts Financial Services Company is 111 Huntington Avenue, Boston, Massachusetts 02199.

The annual compensation earned during 2017 by our five most highly-compensated executive officers is outlined in Item 6 of our Annual Report on Form 20-F for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on April 27, 2018, a copy of which is available on our website at www.checkpoint.com.

ITEM 1 - ELECTION OF DIRECTORS (OTHER THAN OUTSIDE DIRECTORS)

You are being asked to reelect the following directors: Gil Shwed, Marius Nacht, Jerry Ungerman, Dan Propper, David Rubner and Dr. Tal Shavit.

Under our Articles of Association, the maximum number of our directors is fixed at twelve.  We currently have ten directors.  Four of these directors, Yoav Z. Chelouche, Irwin Federman, Guy Gecht and Ray Rothrock, are our “outside directors” under Israel’s Companies Law.  The current term of office of Messrs. Chelouche and Gecht expires this year, and they are standing for reelection at this meeting, as described in Item 2 below.  The current term of office of Messrs. Federman and Rothrock will expire in 2020.

You are being asked at this time to reelect all of our current directors who are not outside directors.  If all nominees for election to our board of directors are elected, the foregoing six directors will continue to serve as directors following the meeting, in addition to the outside directors.

In accordance with Israel’s Companies Law, each of the nominees for election to our board of directors (as well as our four outside directors) has certified to us that he or she meets all the requirements of Israel’s Companies Law for election as a director of a public company and possesses the necessary qualifications and has sufficient time to fulfill his or her duties as a director of Check Point, taking into account the size and special needs of Check Point.  During the past year, all of our directors attended more than 75% of our board of directors meetings and more than 75% of the meetings of each of the committees of the board of directors on which they serve.

Nominees for Director

The nominating committee of our board of directors, which consists of Irwin Federman, Ray Rothrock, David Rubner and Dr. Tal Shavit, recommended that the following six nominees be reelected to our board of directors at the meeting.  Our board of directors approved this recommendation.  Each director who is elected at the meeting will serve until next year’s annual general meeting of shareholders.

Gil Shwed is the founder, Chief Executive Officer and Director. Mr. Shwed served as Chairman of our board of directors until September 2015. Mr. Shwed is considered the inventor of the modern firewall and authored several patents, such as the company’s Stateful Inspection technology. Mr. Shwed has received numerous accolades for his individual achievements and industry contributions, including an honorary Doctor of Science from the Technion – Israel Institute of Technology, an honorary Doctor of Science from Tel Aviv University, the World Economic Forum’s Global Leader for Tomorrow for his commitment to public affairs and leadership in areas beyond immediate professional interests, and the Academy of Achievement’s Golden Plate Award for his innovative contribution to business and technology. Mr. Shwed is the Chairman of the Board of Trustees of the Youth University of Tel Aviv University. Mr. Shwed is a Tel Aviv University Governor and founder of the University’s Check Point Institute for Information Security. He is also Chairman of the Board of the board of directors of Yeholot Association Founded by the Rashi Foundation whose charter is, among other things, to reduce the dropout rates in high schools. In 2018, Gil was awarded the Israel Prize for his contributions to the Israeli technology industry.

Marius Nacht, one of Check Point’s founders, has served as Chairman of our board of directors since September 2015 and as Vice Chairman of our board of directors from 2001 until September 2015. Mr. Nacht has also served as one of our directors since we were incorporated in 1993. From 1999 through 2005, Mr. Nacht held Senior Vice President roles at Check Point. He also serves as a director in a number of private companies. Mr. Nacht earned a B.S. (cum laude) in Physics and Mathematics from the Hebrew University of Jerusalem in 1983, and an M.S. in Electrical Engineering and Communication Systems from Tel Aviv University in 1987.

Jerry Ungerman has served as Vice Chairman of our board of directors since 2005. From 2001 to 2005, Mr. Ungerman served as our President and before that, from 1998 until 2000, he served as our Executive Vice President. Prior to joining us, Mr. Ungerman accumulated extensive experience in high-tech sales, marketing and management experience at Hitachi Data Systems (HDS), a data storage company and a member of the Hitachi, Ltd. group. He began his career with International Business Machines Corp. (IBM), a global technology products and services company, after earning a B.A. in Business Administration from the University of Minnesota.

Dan Propper has served on our board of directors since 2006. Mr. Propper is the Chairman of the Board for the Osem Group, a leading Israeli manufacturer of food products. From October 2011 to September 2014, Mr. Propper served as the Chairman of the Supervisory Council of the Bank of Israel.  Mr. Propper served as the Chief Executive Officer of Osem for 25 years until April 2006. In addition to his role at Osem, from 1993 until 1999, Mr. Propper served as President of Israel’s Manufacturers’ Association, an independent umbrella organization representing industrial enterprises in Israel, and as Chairman of the Federation of Economic Organizations in Israel, which unites economic and business organizations that represents all business sectors in Israel. Mr. Propper has received numerous awards for his contributions to the Israeli industry and economy, including an honorary Doctorate from the Technion – Israel Institute of Technology in 1999. Mr. Propper serves as a member of the board of directors of Osem Investments Ltd., Vitania Ltd. and a number of private companies. Mr. Propper is also a member of the board of governors of the Technion, the Weizmann Institute of Science, Tel Aviv University and Ben-Gurion University in Israel. Mr. Propper earned a B.Sc. (summa cum laude) in Chemical Engineering and Food Technology from the Technion.

David Rubner has served on our board of directors since 1999. Mr. Rubner is Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd., a venture capital firm, and is a general partner at Hyperion Israel Advisors Ltd., a venture capital fund. Prior to founding Rubner Technology Ventures, Mr. Rubner served as President and Chief Executive Officer of ECI Telecommunications Ltd., a provider of telecommunications networking infrastructure solutions from September 1991 to February 2000. Prior to his appointment as President and Chief Executive Officer, Mr. Rubner held various management positions at ECI Telecom. Mr. Rubner serves as a member of the boards of directors of Messaging International Ltd., Radware Ltd., Eltek Ltd., and a number of private companies. Mr. Rubner is also a member of the Board of Trustees of Jerusalem College of Technology and Shaare Zedek Hospital. Mr. Rubner holds a B.S. in Engineering from Queen Mary College, University of London and an M.S. in Electrical Engineering from Carnegie Mellon University, and he was a recipient of the Industry Prize in 1995.

Dr. Tal Shavit has served on our board of directors since 2000. Dr. Shavit is an organizational consultant specializing in international collaboration between Israeli and American companies, consulting in the management of cultural differences in order to forge effective collaboration. Her work with leading management teams includes the definition of organizational culture as the engine of the company’s activities. She consults with companies undergoing structural change with emphasis on organizational growth through effective mergers and acquisitions and a redefining of management roles in order to meet market changes.

We do not know of any reason that any of the individuals proposed for election as directors would not be able to serve.

We are proposing to adopt the following resolutions:

RESOLVED, that the reelection of Gil Shwed to the board of directors of Check Point until the 2019 annual general meeting of shareholders be, and it hereby is, approved;

FURTHER RESOLVED, that the reelection of Marius Nacht to the board of directors of Check Point until the 2019 annual general meeting of shareholders be, and it hereby is, approved;

FURTHER RESOLVED, that the reelection of Jerry Ungerman to the board of directors of Check Point until the 2019 annual general meeting of shareholders be, and it hereby is, approved;

FURTHER RESOLVED, that the reelection of Dan Propper to the board of directors of Check Point until the 2019 annual general meeting of shareholders be, and it hereby is, approved;

FURTHER RESOLVED, that the reelection of David Rubner to the board of directors of Check Point until the 2019 annual general meeting of shareholders be, and it hereby is, approved; and

FURTHER RESOLVED, that the reelection of Dr. Tal Shavit to the board of directors of Check Point until the 2019 annual general meeting of shareholders be, and it hereby is, approved.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is required to elect each of the individuals named above as directors.

ITEM 2 - ELECTION OF TWO OUTSIDE DIRECTORS

In accordance with Israel’s Companies Law and the relevant regulations, we must have at least two outside directors who meet the statutory requirements of independence.  Under Israel’s Companies Law, an outside director serves for a term of three years, which may be extended for additional three-year terms.  Further, an outside director can be removed from office only under very limited circumstances.  In addition, under Israel’s Companies Law, all of the outside directors must serve on our audit committee and compensation committee (including one outside director serving as the chair of our audit committee and our compensation committee), and at least one outside director must serve on each committee of our board of directors.  Under certain circumstances, we may elect in the future to exempt ourselves from these statutory requirements pursuant to recently adopted Israeli regulations.

As noted above, Yoav Z. Chelouche, Irwin Federman, Guy Gecht and Ray Rothrock are our outside directors under Israel’s Companies Law.  The current terms of office of Messrs. Chelouche and Gecht expire in 2018 and they are standing for reelection at this meeting.  The terms of office of Messrs. Federman and Rothrock expire in 2020, and they are not required to stand for reelection at this meeting.  Biographical information concerning all of our outside directors, including Messrs. Federman and Rothrock, who are not standing for reelection at this meeting, is set forth below.

Yoav Z. Chelouche has served on our board of directors since 2006. Mr. Chelouche has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Chelouche has been Managing Partner of Aviv Venture Capital since August 2000. Prior to joining Aviv Venture Capital, Mr. Chelouche served as President and Chief Executive Officer of Scitex Corp., a world leader in digital imaging and printing systems, from December 1994 until July 2000. From August 1979 until December 1994, Mr. Chelouche held various managerial positions with Scitex, including VP Strategy and Business Development, VP Marketing and VP Finance for Europe. Mr. Chelouche is a member of the board of directors of a number of private companies. Mr. Chelouche is a board member of Tower Semiconductor Ltd. as of July 2016. He is also an external director of the Tel Aviv Stock Exchange (TASE). Mr. Chelouche earned a B.A. in Economics and Statistics from Tel Aviv University, and an M.B.A. from INSEAD University in Fontainebleau, France.

Guy Gecht has served on our board of directors since 2006. Mr. Gecht has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Gecht is the Chief Executive Officer of Electronics For Imaging, Inc. (EFI), a company that provides digital imaging and print management solutions for commercial and industrial applications and has served in this position since January 2000. From October 1995 until January 2000, Mr. Gecht held various positions with EFI, including President of the company. Prior to joining EFI, Mr. Gecht held various software engineering positions with technology companies. Mr. Gecht holds a B.S. in Computer Science and Mathematics from Ben-Gurion University in Israel.

Irwin Federman has served on our board of directors since 1995. Mr. Federman has also served as one of our outside directors under the Israeli Companies Law since 2000. Mr. Federman was a General Partner of U.S. Venture Partners, a venture capital firm, from 1990 to 2015. He is presently a senior advisor to that firm. Mr. Federman serves as chairman of Mellanox Technologies Ltd., and director in Intermolecular, Inc. and a number of private companies. Mr. Federman received a B.S. in Economics from Brooklyn College.

Ray Rothrock has served on our board of directors since 1995. Mr. Rothrock has also served as one of our outside directors under the Israeli Companies Law since 2000. Mr. Rothrock is a Partner emeritus at Venrock, a venture capital firm, where he was a member since 1988 and a general partner since 1995. He retired from Venrock in 2013. Presently, Mr. Rothrock is the Chairman and Chief Executive Officer of RedSeal, Inc., a cybersecurity analytics company. Mr. Rothrock is also a director of a number of private companies. Mr. Rothrock is a member of the Massachusetts Institute of Technology Corporation, and a Trustee of the University of Texas and Texas A&M Investment Management Company. Mr. Rothrock received a B.S. in Engineering from Texas A&M University, an M.S. from the Massachusetts Institute of Technology and an M.B.A. from the Harvard Business School.

Nominees for Outside Director

The nominating committee of our board of directors recommended that Messrs. Chelouche and Gecht be reelected as outside directors at the meeting for an additional three year term, and has found that each of Messrs. Chelouche and Gecht has all necessary qualifications required under Israel’s Companies Law to be considered an “outside director” and to be considered an “independent director” pursuant to the rules of NASDAQ.  Our audit committee and board of directors approved the nominating committee’s recommendation and determined that, in light of the expertise and contribution to our board of directors and board committees of each of Messrs. Chelouche and Gecht, the reelection of each of Messrs. Chelouche and Gecht as an outside director for an additional three year term would be in the company’s best interest.  If elected at the meeting, each of Messrs. Chelouche and Gecht would serve for an additional three-year term.

We are proposing to adopt the following resolutions:

RESOLVED, that the reelection of Yoav Chelouche to the board of directors of Check Point to serve as an outside director for an additional three-year term until the 2021 annual general meeting of shareholders be, and it hereby is, approved; and

FURTHER RESOLVED, that the reelection of Guy Gecht to the board of directors of Check Point to serve as an outside director for an additional three-year term until the 2021 annual general meeting of shareholders be, and it hereby is, approved.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to elect each of Messrs. Chelouche and Gecht as an outside director.  In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the election of the outside directors (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares.  For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the election of the outside directors (excluding a personal interest that is not related to a relationship with a controlling shareholder).  Under Israel’s Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal.  In addition, you are deemed to have a personal interest if a company, other than Check Point, that is affiliated to you has a personal interest in the adoption of the proposal.  Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.  However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

ITEM 3 – PROPOSAL TO RATIFY THE APPOINTMENT AND COMPENSATION
OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM;
REVIEW AND DISCUSSION OF OUR 2017 CONSOLIDATED
FINANCIAL STATEMENTS

Our board of directors has appointed Kost, Forer, Gabbay & Kasierer, an Israeli accounting firm that is a member of Ernst & Young Global, as our independent registered public accounting firm for 2018.  Kost, Forer, Gabbay & Kasierer have audited our books and accounts since we were incorporated.

Representatives of Kost, Forer, Gabbay & Kasierer will attend the meeting and will be invited to make a statement.  They will be available to respond to appropriate questions raised during the meeting.  In accordance with Section 60(b) of Israel’s Companies Law, you are invited to discuss our 2017 consolidated financial statements, and questions regarding the financial statements may be addressed to us or to our auditors.  Our Annual Report on Form 20-F for the year ended December 31, 2017, including our 2017 audited consolidated financial statements, is available on our website at www.checkpoint.com.  To have a printed copy mailed to you, please contact our Investor Relations department at 959 Skyway Road, Suite 300, San Carlos, CA 94070; Telephone: 650-628-2000, email: ir@checkpoint.com.

We are proposing to adopt the following resolution:

RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as Check Point’s independent registered public accounting firm for 2018 be, and it hereby is, ratified, and the board of directors (or, the audit committee, if authorized by the board of directors) be, and it hereby is, authorized to fix the remuneration of such independent registered public accounting firm in accordance with the volume and nature of their services.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution to ratify the appointment and compensation of our independent registered public accounting firm.

ITEM 4 – PROPOSAL TO APPROVE COMPENSATION TO OUR CHIEF EXECUTIVE OFFICER

Israel’s Companies Law provides that the compensation of our Chief Executive Officer and our directors, whether as directors, officers or consultants, requires shareholder approval.  This includes cash compensation as well as compensation in the form of equity awards.  Gil Shwed is our Chief Executive Officer and a director and, therefore, his compensation requires shareholder approval.

Mr. Shwed has requested to forego his salary and bonus for 2018, as he has done for the past several years.  Following consideration of Mr. Shwed’s request, our compensation committee and board of directors have determined that Mr. Shwed will not receive a bonus for 2018 and will not receive any cash compensation for 2018 except for an amount equal to the minimum wage required under Israeli law. Currently, other than the minimum wage required by law, Mr. Shwed’s sole compensation for 2018 will be the option grant recommended below, if approved by the shareholders at the meeting.  Our goal is to clearly align Mr. Shwed’s compensation with the objectives of our shareholders.

Our compensation committee recommended the grant to Mr. Shwed of options to purchase 1.3 million ordinary shares at an exercise price equal to 100% of the closing price of the ordinary shares on the NASDAQ Global Select Market on the date of the meeting, vesting over a period of 4 years.  Our board of directors subsequently approved the grant to Mr. Shwed of options to purchase 1.3 million ordinary shares, upon the terms recommended by the compensation committee.  We are therefore proposing that you now approve the option grant to Mr. Shwed.  The number of ordinary shares beneficially owned by Mr. Shwed, and the number of ordinary shares he beneficially owns pursuant to stock options exercisable within 60 days after July 1, 2018, are set forth above under the caption “Beneficial Ownership of Securities by Certain Beneficial Owners and Management; Executive Compensation.”

In making its recommendation, the compensation committee considered several factors, including comparable industry data, data of peer companies in our industry, the responsibilities and duties performed by Mr. Shwed, the equity and compensation for comparably situated chief executive officers, the estimation of Mr. Shwed’s expected contributions to the future growth and profitability of Check Point, as well as certain other factors prescribed by Israel’s Companies Law and our executive compensation policy.  The compensation committee directly engaged the services of Mercer LLC (“Mercer”), a leading global provider of consulting services relating to human capital and compensation.  Mercer provided input on a range of external market factors, including appropriate comparison companies for assessing our competitive market position and comparable executive compensation arrangements, including an analysis of Check Point’s performance relative to that of peer companies.  No member of the compensation committee or any named executive officer has any affiliation with Mercer.  Mercer reported directly to the compensation committee.

In connection with their review, our compensation committee and board of directors confirmed that it is the intention of Check Point that the number of company equity awards outstanding shall continue in the future not to exceed 10% of our outstanding ordinary shares.

The annual compensation earned during 2017 by our five most highly-compensated executive officers is outlined in Item 6 of our Annual Report on Form 20-F for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on April 27, 2018, a copy of which is available on our website at www.checkpoint.com.

We are proposing to adopt the following resolution:

RESOLVED, that the grant to Gil Shwed of options to purchase 1.3 million ordinary shares at an exercise price equal to 100% of the closing price of the ordinary shares on the NASDAQ Global Select Market on the date of the 2018 Annual General Meeting of Shareholders and upon the terms recommended by Check Point’s compensation committee and approved by Check Point’s board of directors be, and it hereby is, approved.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the grant of options to our Chief Executive Officer, who is also a director.  In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the grant of options to our Chief Executive Officer, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares.  For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the adoption of the proposal to grant options to our Chief Executive Officer, as described above.

SHAREHOLDER PROPOSALS FOR 2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Under Israel’s Companies Law, shareholders who severally or jointly hold at least 1% of the company’s outstanding voting rights are entitled to request that the board of directors include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting.  To be considered for inclusion in the company’s proxy statement for our 2019 annual general meeting of shareholders pursuant to Israel’s Companies Law, shareholder proposals must be in writing and must be properly submitted to 5 Ha’solelim St., Tel Aviv, Israel, Attention: Corporate Secretary, and must otherwise comply with the requirements of Israel’s Companies Law.  The written proposal must be received by Check Point not less than 90 calendar days prior to the first anniversary of the 2018 Annual General Meeting of Shareholders (i.e., no later than May 22, 2019; provided that if the date of the 2019 annual general meeting of shareholders is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the 2018 Annual General Meeting of Shareholders, for a proposal by a shareholder to be timely it must be so delivered not later than the 7th calendar day following the day on which we call and provide notice of the 2019 annual general meeting of shareholders.

We currently expect that the agenda for our annual general meeting of shareholders to be held in 2019 will include (1) the election (or reelection) of directors; (2) the approval of the appointment (or reappointment) of the Company’s auditors; and (3) presentation and discussion of the financial statements of the Company for the year ended December 31, 2018 and the auditors’ report for this period.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of Ordinary Shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the United States Securities Exchange Act of 1934, as amended); if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such Ordinary Shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of Ordinary Shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2019 annual general meeting of shareholders, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under Israel’s Companies Law and any other applicable law to be provided to the company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the board of directors, a questionnaire and declaration, in form and substance reasonably requested by the company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the board of directors, and (ix) any other information reasonably requested by the company.  We shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof.  In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association.  The company may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2019 annual general meeting of shareholders in accordance with Rule 5C of Israel’s Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

ADDITIONAL INFORMATION

Check Point is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers.  Check Point fulfills these requirements by filing reports with the U.S. Securities and Exchange Commission, or the SEC.  Check Point’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.D. 20549.  Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.  Check Point’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, Check Point is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements.  The circulation of this Proxy Statement should not be taken as an admission that Check Point is subject to those proxy rules.

By Order of the Board of Directors. MARIUS NACHT Chairman of the Board of Directors

Dated: July 18, 2018

Annual General Meeting of Shareholders of

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AUGUST 20, 2018

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

A proxy card will not be considered unless it is received by Check Point at its principal executive offices at the address that appears on the reverse side of this proxy card, or at the offices of Check Point's registrar and transfer agent, by
AUGUST 20, 2018 at 6:59 A.M. Israel time, which is AUGUST 19, 2018 at 11:59 P.M. Eastern daylight savings time.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Proxy Statement is available at www.proxyvote.com.

↓ Please detach along perforated line and mail in the envelope provided ↓

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR USE AT
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 20, 2018

The undersigned shareholder of Check Point hereby appoints GIL SHWED, MARIUS NACHT and TAL PAYNE, and each of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote as described on the reverse all of the Ordinary Shares of Check Point that the undersigned is entitled to vote at Check Point's Annual General Meeting of Shareholders to be held at Check Point's principal executive offices at 5 Ha'solelim Street, Tel Aviv, Israel, onMonday, August 20, 2018, at 5:00 P.M. (Israel time), and at any adjournment thereof.

The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and the Proxy Statement accompanying such notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that said proxies, their substitutes, or any of them, may lawfully do by virtue thereof.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR items 1, 2, 3 and 4.

Continued and to be signed on reverse side

CHECK POINT SOFTWARE TECHNOLOGIES LTD. ATTN: LEGAL DEPARTMENT 959 SKYWAY ROAD, SUITE 300 SAN CARLOS, CA 94070
VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
KEEP THIS PORTION FOR YOUR RECORDS
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.	DETACH AND RETURN THIS PORTION ONLY

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
1.	Election of directors
	NOMINEES:	For	Abstain
	1a. Gil Shwed	☐	☐
	1b. Marius Nacht	☐	☐
	1c. Jerry Ungerman	☐	☐	2.	To elect Yoav Chelouche and Guy Gecht as outside directors for an additional three-year term.	For	Against	Abstain
	1d. Dan Propper	☐	☐		2a. Yoav Chelouche	☐	☐	☐
	1e. David Rubner	☐	☐		2b. Guy Gecht	☐	☐	☐
	1f. Dr. Tal Shavit	☐	☐
				3.	To ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for 2018.	☐	☐	☐

				4.	Approve compensation to Check Point's Chief Executive Officer.	☐	☐	☐

						Yes	No
For address changes and/or comments, please check this box and write them on the back where indicated.			☐	5a.	The undersigned is a controlling shareholder or has a personal interest in Item 2.	☐	☐
		Yes	No
Please indicate if you plan to attend this meeting.		☐	☐	5b.	The undersigned is a controlling shareholder or has a personal interest in Item 4.	☐	☐
NOTE: Please sign exactly as your name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

	Signature [PLEASE SIGN WITHIN BOX]	Date		Signature (Joint Owners) Date